Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

Your Response is Urgently Needed.

Dear Valued Cohen & Steers Global Income Builder, Inc. Stockholder:

As an important stockholder in Cohen & Steers Global Income Builder, Inc. (the “Fund”) I am writing today to personally ask for your help with the Fund’s stockholder proxy that has been underway for the last few months. The Special Meeting of Stockholders for the Fund is scheduled for November 15, 2019 regarding the proposal to approve an Agreement and Plan of Reorganization to reorganize the Fund with and into Cohen & Steers Infrastructure Fund, Inc. (the “Plan”). The Board of Directors has approved the proposed Reorganization and recommends that stockholders approve the Plan proposal. As a top stockholder of the Fund your vote is critical.

The stockholder meeting is scheduled for Friday, November 15, 2019 so your immediate participation is needed.

Voting now will allow us to complete the business of the Special Meeting of Stockholders without delay.

If you need assistance voting your shares, please call Cohen & Steers’ proxy solicitor, Broadridge, toll-free at

1-855-486-7901.

The Fund offers three easy methods for you to vote:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit www.proxyvote.com and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before November 15, 2019.

Call 1-855-486-7901 Monday through Friday, 9:00am to 10:00pm, Eastern Time to speak with a proxy analyst.

OR

If you have your proxy materials, call the number listed on your proxy card and follow the touch-tone prompts to vote.

On behalf of your Board of Directors, thank you for your cooperation and partnership.

Sincerely,

Adam M. Derechin

President of the Funds